

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Dwight Witmer
Chief Executive Officer
L A M Y
201 Allen St.
Unit 10104
New York, NY 10002

      Re: L A M Y
         Amendment No. 2 to Registration Statement on Form S-1
         Filed November 10, 2022
         File No. 333-266341

Dear Dwight Witmer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis and Plan of Operations
Liquidity and Capital Resources, page 22

1.   We note your response to comment 5 and reissue. While we note your revised disclosure changing the timeline on page 22 from "18 months" to "12 months," the revised disclosure does not reconcile the two statements. On page 22, you state you currently have available resources allowing you to conduct your planned operations for 12 months. However, on page 2, you state that you need to raise "approximately $30,000 minimum" to fund your operations for the next 12 months. Please reconcile these two statements and revise the prospectus throughout as applicable.

Transactions with Related Persons, Promoters and Certain Control Persons, page 31

2.   We note your response to comment 6 and reissue. While we note your revised disclosure changing the disclosed interest rate on page 31 to align with the contents of Exhibit 10.8, please ensure the other material terms are aligned. As one example only, we note that you disclose on page 31 that the loan is "payable by May 25, 2025." However, Clause B on page 1 of Exhibit 10.8 states that the repayment date is September 20, 2025.

Condensed Financial Statement, page F-1

3.   Please update your financial statements to include the interim period in accordance with Rule 8-08 of Regulation S-X.

Statements of Cash flows (Restated), page F-6

4.   We reissue our prior comment 8 in part, as you did not fully address our comment. Please tell us why you show financing cash in-flows for $15,100 and $29,000 and investing cash out-flows of $44,100 for the acquisition of assets, even though no cash was exchanged. In this regard, you show net cash provided by financing activities of $54,933 and net cash used in investing activities of $44,100 on your statements of cash flows that include the above non-cash transactions.

        You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Zepfel